SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 20, 2024

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips proposes to re-appoint Chairman Feike Sijbesma and Peter Löscher and nominates Benoît Ribadeau-Dumas as member of the Supervisory Board", dated February 20, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on February 20, 2024.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

February 20, 2024

Philips proposes to re-appoint Chairman Feike Sijbesma and Peter Löscher and nominates Benoît Ribadeau-Dumas as member of the Supervisory Board

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced that it proposes to re-appoint Chairman Feike Sijbesma and Peter Löscher as members of the Supervisory Board and to appoint Benoît Ribadeau-Dumas as new member of the Supervisory Board to the Annual General Meeting of Shareholders (AGM), which will be held on May 7, 2024.

“I consider it a privilege to serve a second term and lead the Board’s supervisory role of Philips, and I am pleased that Peter will remain available to serve the Board as well,” said Feike Sijbesma. “We are committed to support Philips’ journey to deliver on its purpose of improving people’s health and well-being through meaningful innovation and create value with sustainable impact.”

Mr. Sijbesma has been a member of the Supervisory Board since 2020 and Chairman of the Supervisory Board since May 2021. He is also the Chairman of the Corporate Governance and Nomination & Selection Committee, and member of the Remuneration Committee. Mr. Löscher has been a member of the Supervisory Board since 2020. In the past four years, he has been a member of the Audit Committee and the Quality & Regulatory Committee.

As announced on August 14, 2023, Philips and Exor N.V. entered into a relationship agreement, as a result of which Exor bought a 15% shareholding in the company to support Philips’ plan to create value with sustainable impact. The relationship agreement includes Exor’s commitment to be a long-term shareholder and its right to propose one member to the Supervisory Board. In accordance with the proposal that Exor has made, the Supervisory Board now proposes to appoint Mr. Ribadeau-Dumas as member of the Supervisory Board.

“We look forward to have Mr. Ribadeau-Dumas join Philips’ Supervisory Board,” said Feike Sijbesma, Chairman of the Supervisory Board of Royal Philips. “Benoît is a recognized business leader. His extensive track record across multiple, high-tech industries, and his current focus within Exor on healthcare will bring valued contributions to the Supervisory Board and further support Philips’ value creation strategy and purpose to improve the health and well-being of people.”

Mr. Ribadeau-Dumas has been Managing Director at Exor since 2022. He leads Exor’s activities and investments related to the healthcare sector, leveraging his extensive experience with large and global industrial companies and the management of high technology businesses in the aerospace, defense, and energy sector. He currently is a member of the board of directors of Institut Merieux, Stellantis, and Welltec.

More information about the 2024 AGM will be published in due course. For more information about Philips’ Supervisory Board, please follow this link.

For further information, please contact:

Ben Zwirs
Philips External Relations
Tel.: +31 6 1521 3446
E-mail: ben.zwirs@philips.com

Dorin Danu
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: dorin.danu@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2023 sales of EUR 18.2 billion and employs approximately 69,700 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.